Exhibit 99.1

Fortuna provides an update on its operations at the Caylloma Mine in Peru

Vancouver, April 27, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) provides an update on the status of its operations at the Caylloma Mine in Peru (refer to Fortuna news releases dated March 17, 2020 and April 2, 2020), which is continuing to operate and contribute to the local economy during these challenging times for the world.

On Sunday, March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19 which included a declaration of a fifteen-day period of mandatory national “social isolation”, which has been subsequently extended to May 10, 2020.

During this period, the Company has been working under the regulatory framework issued by the Ministerio de Energía y Minas (MINEM) and the Ministerio del Interior (MININTER), which allows mines to operate during this period with essential personnel.

The well-being of our personnel is our top priority. We have prepared and implemented health and safety protocols to safeguard the health and safety of our personnel and the local communities where we operate. The Caylloma mine is located approximately 14 kilometers from the nearest town of Caylloma.

These protocols, which have been approved by the Ministerio de Salud, include among others:

•	Medical screening: Health checks and serological testing for COVID-19 before travelling to and on arrival at the mine site. Completing a health questionnaire and taking temperatures before entering the mine site and regularly once on site.

•	Essential personnel: All non-essential work has been suspended. The critical work is carried out by 40 percent of the regular workforce.

•	Personal protective equipment: Use of personal protective equipment, including masks and gloves while travelling to and from the mine site and while at the mine site.

•	Travel: Travel to and from the mine site is in disinfected vehicles with 50 percent occupancy.

•	Social distancing measures: Shift times are staggered to minimize the gathering of personnel. Shifts have a reduced number of personnel. Canteens and offices have a reduced number of chairs and tables.

•	Site and camp hygiene: Increased cleaning and disinfection of common areas, housing quarters, and offices. Regular hand washing and wiping down of equipment and work areas after use.

We continue to test all personnel at our site, and through our testing we have identified positive results for COVID-19 in six individuals all of whom remain asymptomatic. Each positive case has been handled according to our demanding protocols. All actions taken have been coordinated with the health authorities and informed of in a timely manner.

Managers at the mine site have kept all personnel informed of the positive tests. The Company has requested personnel to be vigilant in self-monitoring for signs of symptoms.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price; the duration of the reduced operations at the Caylloma mine, and the number of personnel that may be affected by COVID-19. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the duration of government restrictions on business related to COVID-19 including operations at the Caylloma mine; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.